May 2, 2012

BY EDGAR AND COURIER

Mr. John Reynolds

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Tilly’s, Inc.

Amendment No. 7 filed on May 2, 2012

File No. 333-175299

Dear Mr. Reynolds:

On behalf of Tilly’s, Inc. (the “Company”), set forth below is the Company’s response to the comment of the Staff of the Securities and Exchange Commission set forth in the letters to the Company, dated May 1, 2012 and May 2, 2012, relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). An electronic version of Amendment No. 7 to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 7 has been marked to reflect changes made to the Registration Statement. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after the comment. Capitalized terms used herein but not otherwise defined herein shall have the meanings in the Registration Statement.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act,

Mr. John Reynolds

May 2, 2012

provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has included additional disclosure as specified herein. Specifically, the Company will include the following disclosure on the prospectus cover page immediately after its reference to the proposed ticker symbol:

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

In addition, the Company will include the following disclosure on page 4, immediately following the “Corporate Information” disclosure:

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as that term is used in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	A requirement to have only two years of audited financial statements and only two years of related MD&A;

•	Exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;

•	Reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	No non-binding advisory votes on executive compensation or golden parachute arrangements.

We have not taken advantage of any of these reduced reporting burdens in this prospectus, although we may choose to do so in future filings. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

Mr. John Reynolds

May 2, 2012

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Recent Developments, page 4

We note you disclosed only same store sales results for your most recent fiscal quarter ended April 28, 2012. Please tell us why you believe your presentation of this single financial measure is appropriate. Alternatively, please revise to (i) provide additional disclosure in order to place your financial measure into context and (ii) clarify why additional measures (e.g. net sales, income, income per share) have not been presented.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has added an approximate range of net sales for the quarter ended April 28, 2012 to the Recent Developments disclosure on page 5. The Company is currently unable to provide additional measures (e.g. income, income per share) or ranges of such measures with a reasonable degree of certainty as management is still performing its normal quarterly financial closing processes (e.g. recording inventory adjustments, depreciation and amortization, payroll expenses, various other SG&A expenses and income tax expense), and accordingly this information is not yet available. The Company further advises the Staff that such amounts will not be available prior to the expected consummation of the initial public offering.

If you have any questions regarding the response in this letter, please call Patrick Grosso, General Counsel, at (949) 609-5567 or, in his absence, Bill Langsdorf, Chief Financial Officer, at (949) 609-5552.

Sincerely,

/s/ Daniel Griesemer

Daniel Griesemer

Enclosure

Cc:	Adam F. Turk

David Link

Blaise Rhodes

Brian Bhandari